April 19, 2019

R. Blake Chatelain
President and Chief Executive Officer
Red River Bancshares, Inc.
1412 Centre Court Drive, Suite 402
Alexandria, LA 71301

       Re: Red River Bancshares, Inc.
           Registration Statement on Form S-1
           Filed April 10, 2019
           File No. 333-230798

Dear Mr. Chatelain:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2019 letter.

Form S-1 Filed April 10, 2019

Index to Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1. We have reviewed your response to Comment 1. Reference is made to the third sentence of the second paragraph under the title Basis for Opinion of the Report of Independent
       Registered Public Accounting Firm. Please revise the audit opinion pursuant to AS 3105:
       Departures from Unqualified Opinions and Other Reporting Circumstances paragraphs
       .59-.60 Management Reports on Internal Control Over Financial Reporting.
        You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or John P. Nolan,
Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff
 R. Blake Chatelain
Red River Bancshares, Inc.
April 19, 2019
Page 2

Attorney, at (202) 551-3783 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



                                                          Sincerely,
FirstName LastNameR. Blake Chatelain
                                                          Division of
Corporation Finance
Comapany NameRed River Bancshares, Inc.
                                                          Office of Financial
Services
April 19, 2019 Page 2
cc:       Lowell W. Harrison, Esq.
FirstName LastName